Exhibit 3.1

FIFTH ARTICLES OF AMENDMENT
TO THE ARTICLES OF INCORPORATION
OF ICOP DIGITAL, INC.

ICOP Digital, Inc., a Colorado corporation (the “Corporation”), pursuant to the provisions of the Colorado Business Corporation Act, hereby amends its Articles of Incorporation, as filed with the Secretary of State on April 9, 1998 and amended on August 13, 2001, August 21, 2002, January 28, 2004 and November 12, 2004. This Fifth Articles of Amendment was adopted by vote of the Corporation’s Board of Directors on  June 19, 2010, and by vote of the Corporation’s shareholders on June 3, 2010.  The effective time of these Articles of Amendment to the Articles of Incorporation is June 22, 2010 at 12:01a.m. Mountain time.

Article FOURTH of the Articles of Incorporation shall be amended by adding a new Section (g), which shall read as follows:

“(g) Combination and Reverse Stock Split. Upon the filing and effectiveness of this amendment to this corporation’s Articles of Incorporation pursuant to Colorado law, each ten shares of common stock issued and outstanding immediately prior to June 22, 2010 at 12:01 a.m. Mountain time (the "Effective Time") shall be combined into one validly issued, fully paid and nonassessable share of common stock, without any action by the holder thereof. This corporation will not issue fractional shares of common stock in connection with the combination; instead, each fractional share that would otherwise result from the combination shall be rounded up to one whole share of common stock. Each certificate representing shares of common stock outstanding as of the Effective Time will thereafter represent that corresponding number of post-combination shares. Each person holding a certificate or certificates representing shares of common stock as of the Effective Time shall receive, upon surrender of such certificate or certificates, a new certificate or certificates evidencing and representing the number of shares of common stock to which such person is entitled as a result of the combination. The combination shall not increase, decrease or otherwise affect the authorized share capital of this corporation as described in Sections (a) and (f) of this Article FOURTH. ”

The (a) name or names, and (b) address or addresses, of any one or more of the individuals who are causing this document to be delivered for filing, and to whom the Secretary of State may deliver notice if filing of this document is refused, are:  David C. Owen, 16801 West 116th Street, Lenexa, KS 66219.

IN WITNESS WHEREOF, the Corporation has caused these Fifth Articles of Amendment to its Articles of Incorporation to be signed by its Chief Executive Officer on June 19th, 2010.

ICOP DIGITAL, INC.

/s/ David C. Owen
David C. Owen, Chief Executive Officer